

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 21, 2007

By Facsimile and U.S. Mail

Mr. Warren McIntyre
Chief Financial Officer
Evolving Gold Corp.
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia, Canada V6E 4B3

> **Re: Evolving Gold Corp.**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **Filed November 1, 2006**
> **File No. 000-50953**

Dear Mr. McIntyre:

We have reviewed your Form 20-F for the fiscal year ended March 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2006

Item 5B. Liquidity and Capital Resources, page 41

US GAAP Reconciliation, page 43

1.   We note your disclosure that indicates your policy is to expense exploration
        expenses until such time as proven and probable reserves have been properly
        established. Note that under U.S. GAAP, all exploration costs should be
        expensed as incurred regardless of the existence of reserves or the stage of
        development of the business enterprise. Please modify your policy accordingly.

Critical Accounting Policies, page 43

2.   We note your disclosure that mineral property acquisition costs are expensed as
        incurred under US GAAP. Please note that under EITF 04-02 the legal right to
        explore, extract, and retain at least a portion of the benefits from mineral deposits
        is considered a mineral right and capitalized as a tangible asset. Please revise
        your disclosure accordingly or otherwise advise.

Note 10. Differences Between Canadian and United States Generally Accepted
Accounting Principles

3.   We note that your statements of operations and cashflows included a period form
        inception to March 31, 2004. Such statements should include cumulative
        amounts from inception. In this manner, your filing should include amounts from
        inception to March 31, 2006 under US GAAP. Please refer to paragraph 11 of
        SFAS 7.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief